Daniel Gilbert
20555 Victor Parkway
Livonia, Michigan 48152

February 20, 2003

Mr. Stephen M. O’Hara
Chairman of the Board and Chief Executive Officer
Rawlings Sporting Goods Company, Inc.
1859 Intertech Drive
Fenton, Missouri 63026

Dear Mr. O’Hara:

     In recent weeks I’ve had several conversations with Dick Heckmann. I have become comfortable with Mr. Heckmann’s vision for Rawlings and the K2 Inc. management team, and I have currently decided to support the proposed merger with K2 Inc. Accordingly, I am withdrawing my offer to acquire Rawlings shares, set forth in my December 3, 2002 and December 15, 2002 letters to you.

Sincerely,

/s/ DANIEL GILBERT

Daniel Gilbert

cc:	Board of Directors, Rawlings Sporting Goods Company, Inc.